82-4904

RECEIVED

2005 NOV 16 P 12:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012636

SUPPL

Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	12:30 13-Oct-05
Number	6195S

RNS Number:6195S
ICAP PLC
13 October 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INVESTMENTS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

7) Number of shares/amount of stock disposed

2,526,700

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.42%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date listed company informed

12.10.05

12) Total holding following this notification

23,052,206

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.80%

14) Any additional information

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Date of Notification 13 OCTOBER 2005

LETTER TO: ICAP PLC
DATED: 12 OCTOBER 2005

Below are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

FROM: FIDELITY INVESTMENTS

Amendment 16

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: ICAP Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C, Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C, Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A — Amendment 16

Security: ICAP PLC

Current ownership percentage: 3.80%

Total Shares Held 23,052,206

Shares In Issue: 606,746,676

Change in holdings since last filing: (2,526,700) ordinary shares

SHARES HELD	MANAGEMENT COMPANY
2,549,376	FPM
1,167,374	FPM
687,065	FPM

634,547	FPM
560,000	FPM
311,700	FPM
208,324	FPM
92,200	FPM
57,076	FPM
44,600	FPM
14,234,124	FISL
1,995,800	FIL
108,300	FIL
46,500	FIL
116,620	FIJ
238,600	FII

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	10:30 06-Oct-05
Number	2946S

RNS Number:2946S
ICAP PLC
06 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INVESTMENTS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

10,400,096

8) Percentage of issued Class

1.71%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date company informed

05.10.05

12) Total holding following this notification

25,578,906

13) Total percentage holding of issued class following this notification

4.22%

14) Any additional information

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 6 OCTOBER 2005

Amendment 15

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: ICAP PLC

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C, Johnson 3d
82 Devonshire Street

Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C, Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A Amendment 15

Security: ICAP PLC

Current ownership percentage: 4.22%

Total Shares Held 25,578,906

Shares In Issue: 606,746,676

Change in holdings since last filing: (10,400,096) ordinary shares

SHARES HELD	MANAGEMENT COMPANY
2,915,976	FPM
1,328,574	FPM
824,765	FPM
781,200	FPM
634,547	FPM
495,700	FPM
208,324	FPM
200,000	FPM
96,800	FPM
73,476	FPM
14,228,924	FISL
3,128,200	FIL

206,200	FIL
101,000	FIL
116,620	FIJ
238,600	FII

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	ICAP PLC
TIDM	IAP
Headline	Acquisition
Released	07:00 04-Oct-05
Number	1362S

ICAP plc completes acquisition of United Fuels International, Inc, a leading US energy broker

London, October 4, 2005 – ICAP plc (IAP.L), the world's largest interdealer broker, has completed its previously announced acquisition through its Group companies the majority of the assets of United Fuels International, Inc. and its Affiliates (United), a leading US based energy broking business. The total cost of the acquisition, paid in cash, was $27.2 million.

The acquisition is expected to be immediately accretive to ICAP's earnings per share and the profit margin (before tax, exceptional items and amortisation of intangibles) for the financial year ended 31March 2006 is expected to exceed 20%.

Contacts:

Ivette Collazo	ICAP N.A. – Media Relations	(1) 212 815 6886
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisition of the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

ICAP Energy was named Broker of the Year by Energy RISK magazine in a poll of market participants.

About United:

Headquartered in Burlington, MA with 5 US offices, United's 60 staff, including 41 brokers, serve over 500 industry clients across the three major energy market segments: physical energy - crude oils, gasoline, distillates, jet fuel, coal and emissions; energy derivatives – crude, fuel oil, natural gas NYMEX swaps, emissions derivatives and coal swaps; and energy futures- NYMEX floor brokerage, Introducing Broker services, and technical advisory services.
Founded in late 1980, United Fuels International, Inc. and its affiliated companies comprise one of the leading integrated energy brokerage firms in the United States. In the over-the-counter ("OTC') market, United acts as a broker of spot and long term transactions between commercial industry participants. In the futures market, the Company provides floor brokerage execution on the New York Mercantile Exchange. ('NYMEX"), as well as full service introducing brokerage, technical advisory and newsletter services for energy futures and options to industry clients. United's customer base includes major oil companies, independent refiners, domestic and international investment banks, domestic and international trading firms, petroleum marketers, airline companies, electric utility companies,

industrial manufacturers, petrochemical companies, and managed futures funds.
The acquisition includes United Fuels International, Inc., United Crude Oil, Inc., United Domestic Crude Oil, Inc., United Power, Inc., and United Energy, Inc.

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Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Director/PDMR Shareholding
Released	16:27 30-Sep-05
Number	0444S

RNS Number:0444S
ICAP PLC
30 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ICAP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

MARK YALLOP

4. State whether notification relates to a person connected with a person

discharging managerial responsibilities/director named in 3 and identify the connected person

NOTIFICATION IN RESPECT OF SHARES ACQUIRED BY MR J M & MRS R J YALLOP

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR J M & MRS R J YALLOP

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

100,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.016%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

366.75P

14. Date and place of transaction

30 SEPTEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following

notification (any treasury shares should not be taken into account when calculating percentage)

300,000   0.049%

16. Date issuer informed of transaction

30 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification

30 SEPTEMBER 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	ICAP PLC
TIDM	IAP
Headline	Trading Statement
Released	07:00 28-Sep-05
Number	8336R

ICAP Pre Close Period Trading Statement

London, September 28, 2005 – ICAP plc (IAP.L), the world's largest interdealer broker announces the following trading update ahead of the close period following its financial half year ended 30 September 2005. ICAP's interim results will be announced on 22 November 2005.

Michael Spencer, Group Chief Executive, commented "At the halfway stage, ICAP's electronic and voice broking businesses have shown excellent growth compared with the same period last year. Activity levels in the wholesale financial markets in fixed income securities and OTC derivatives during the first three months of our financial year were noticeably higher ahead of the traditional seasonal slowdown during the summer. We have further advanced our market share in both electronic and voice broking.

Although yield curves have been fairly flat, interest rates have continued to be volatile, particularly in the medium and longer term dollar markets. With lower yields in US Treasuries the mortgage market has responded robustly. Our energy businesses have experienced a substantial increase in activity, particularly in the oil markets. In the credit markets, credit derivatives have been particularly busy but with tight credit spreads trading volumes in many corporate bond sectors have remained quiet.

We expect to benefit from further organic growth and continue to look at acquisition opportunities."

Profit (before tax, exceptional items and amortisation of intangibles) for the financial year ended 31March 2006 is anticipated to be in line with current analysts forecasts, including recent upgrades+.

Note:

+ The current analysts forecasts of ICAP plc pre-tax profits referred to in this announcement are based on forecasts of profit before tax, exceptional items and amortisation of intangibles provided by eight equity analysts. The average of those forecasts for the year to 31 March 2006 is £197 million, they range between £192 million and £202 million. In the financial year to 31 March 2005, ICAP plc's IFRS pre-tax profit on this basis was £176.7 million.

Enquiries

ICAP plc		
Michael Spencer	Group Chief Executive	(44) 20 7050 7400
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103
The Maitland Consultancy		
Neil Bennett		(44) 20 7379 5151

About ICAP

ICAP is the world's largest voice and electronic interdealer broker with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange,

energy, credit and equity derivatives.

Please go to www.icap.com for more information.

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Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	14:31 22-Sep-05
Number	6336R

RNS Number:6336R
ICAP PLC
22 September 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LLOYDS TSB GROUP PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

10) Date of transaction

11) Date listed company informed

21.09.05

12) Total holding following this notification

29,811,955

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.914%

14) Any additional information

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Date of Notification 22 SEPTEMBER 2005

LETTER TO: ICAP PLC
DATED: 21 SEPTEMBER 2005

ICAP Plc

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

Certain of the particulars contained within our previous notification have changed. This notification contains the revised particulars and therefore supersedes our earlier notification.

Lloyds TSB has aggregated the holdings of its subsidiaries for reporting purposes and as such all notifiable reporting will be made by us at the Central Disclosure Unit and not by the individual subsidiaries. Your last notification was from Scottish Widows Investment Partnership with a holding of 5% plus.

I write to advise you that Lloyds TSB Group Plc, is interested in 29,811,955 shares, which we understand represents 4.914% of the relevant share capital, and constitutes a notifiable interest for the purpose of part VI of the Companies Act 1985. This is calculated on an issued share capital of 606,731,194 shares.

Subsidiary	Shares	Percentage
Lloyds TSB Jersey Offshore	400	0.000%
Lloyds TSB Private Banking	353,530	0.058%

Lloyds TSB Registrars	214,118	0.035%
Scottish Widows Investment Partnership	29,243,907	4.820%

FROM: LLOYDS TSB GROUP PLC

This information is provided by RNS
The company news service from the London Stock Exchange

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